

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Joseph E. Kurczodyna
Acting Chief Executive Officer
Blackstar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

> **Re: Blackstar Enterprise Group, Inc.**
> **Amendment No. 8 to**
> **Registration Statement on Form S-1**
> **Filed April 20, 2023**
> **File No. 333-257978**

Dear Joseph E. Kurczodyna:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement filed April 20, 2023

General

1. Refer to the article posted April 17, 2023 on cointelegraph.com titled "Blockchain platform for trading securities OTC moves forward with SEC approval" and the press release filed as an exhibit to your Form 8-K filed May 1, 2023. We note statements attributed to Joseph Kurczodyna as well as what appears to be a screenshot of our comment letter dated March 9, 2023 relating to this proposed offering. Please provide us a detailed legal analysis how these communications comply with Securities Act Section 5. To the extent that you believe the communications are permissible free writing prospectuses, specifically address how you have satisfied the conditions of Securities Act Rule 433(f). To the extent you rely on the safe harbor in Rule 168, specifically address

Joseph E. Kurczodyna
Blackstar Enterprise Group, Inc.
May 11, 2023
Page 2

how the communications are not excluded from the safe harbor under Rule 168(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Christen Lambert